UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.0001 per share

(Title of Class of Securities)

16951E104

(CUSIP Number)

Jianhui Lai

c/o No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Tel No. (86) 596-2600308

Jinlei Shi

Yuanzhe Huang

c/o RichWise International Investment Group Limited

Room 4101, Landmark, 4028 Jintian Road

Futian District

Shenzhen

People’s Republic of China

Tel No. (86) 755-82839998

With a copy to:

Virginia Tam

K&L Gates LLP

44th Floor, Edinburgh Tower, The Landmark

15 Queen’ Road Central

Hong Kong

Tel. No. (852) 2230.3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16951E104

1.	Names of Reporting Persons Jianhui Lai
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 143,587,200 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 143,587,200 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,587,200 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 69.53%(1)
14.	Type of Reporting Person IN

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons Newrace Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 143,587,200 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 143,587,200 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,587,200 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 69.53%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons Jinlei Shi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person IN

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons Richburg Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons RichWise International Investment Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons RichWise Investment Financial Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons RichWise International Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons RichWise Capital International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons Fortune Dynamic Investment Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons IMV & Associates, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person CO

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons Yuanzhe Huang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person IN

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

CUSIP No. 16951E104

1.	Names of Reporting Persons Jia Yao
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	8.	Shared Voting Power -0-
9.

Sole Dispositive Power

10,479,116 ordinary shares. The other Richburg Entities (as described in the Introductory Note below) may also be deemed to have sole voting power with respect to the foregoing shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,479,116 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.07%(1)
14.	Type of Reporting Person IN

(1)	Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of December 31, 2013 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2013.

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed jointly by Jianhui Lai, Newrace Limited, Jinlei Shi, Richburg Holdings Limited, RichWise Investment Financial Limited, RichWise International Investment Group Limited, RichWise International Group Limited, RichWise Capital International Limited, Fortune Dynamic Investment Limited, IMV & Associates, Ltd., Yuanzhe Huang, and Jia Yao (collectively, the “Reporting Persons,” and each individually, a “Reporting Person”).

With respect to Mr. Lai and Newrace, this Amendment represents Amendment No. 2 to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2012 by Mr. Lai with respect to China Zenix Auto International Limited (the “Company”). This Amendment represents Amendment No. 3 to the statement on Schedule 13G filed with the SEC by the Richburg Entities on January 10, 2012, as amended by Amendment No. 1 filed with the SEC by the Richburg Entities on January 22, 2013.

The purpose of this Amendment is to supplement the Reporting Persons’ disclosures under Item 4 of the Schedule 13D filed by the Reporting Persons on November 26, 2013 (the “Schedule 13D”).

This Amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

On July 18, 2014, Mr. Lai and RIIG submitted a letter to the Company’s board of directors (the “Withdrawal Letter”). In the Withdrawal Letter, Mr. Lai and RIIG informed the Company of their decision to withdraw the non-binding proposal (the “Original Proposal”) that they submitted on November 23, 2013. The Original Proposal contemplated a concurrent restructuring of the Company’s shareholding and an acquisition of a new online business via a share swap.

References to the Withdrawal Letter in this Schedule 13D are qualified in their entirety by reference to the full letter, a copy of which is attached hereto as Exhibit 7.03 and incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following information: Reference is also made to the Withdrawal Letter described in Item 4.
Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 7.03 Withdrawal Letter from Mr. Lai and RIIG to the Company’s board of directors, dated as of July 18, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2014

JIANHUI LAI

By:	/s/ Jianhui Lai
Name:	Jianhui Lai

NEWRACE LIMITED

By:	/s/ Jianhui Lai
Name:	Jianhui Lai
Its:	Director

SIGNATURES (CONTINUED)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2014

JINLEI SHI

By:	/s/ Jinlei Shi
Name: Jinlei Shi

YUANZHE HUANG

By:	/s/ Yuanzhe Huang
Name: Yuanzhe Huang

JIA YAO

By:	/s/ Jia Yao
Name: Jia Yao

SIGNATURES (CONTINUED)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2014

RICHBURG HOLDINGS LIMITED

By:	/s/ Jinlei Shi
Name: Jinlei Shi
Its: Director

RICHWISE INVESTMENT FINANCIAL LIMITED

By:	/s/ Jinlei Shi
Name: Jinlei Shi
Its: Director

RICHWISE INTERNATIONAL INVESTMENT GROUP LIMITED

By:	/s/ Jinlei Shi
Name: Jinlei Shi
Its: Director

RICHWISE INTERNATIONAL GROUP LIMITED

By:	/s/ Jinlei Shi
Name: Jinlei Shi
Its: Director

RICHWISE CAPITAL INTERNATIONAL LIMITED

By:	/s/ Jinlei Shi
Name: Jinlei Shi
Its: Director

SIGNATURES (CONTINUED)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2014

FORTUNE DYNAMIC INVESTMENT LIMITED

By:	/s/ Yuanzhe Huang
Name:	Yuanzhe Huang
Its:	Director

IMV & ASSOCIATES, LTD.

By:	/s/ George Shalchu Geh
Name:	George Shalchu Geh
Its:	Director

EXHIBIT INDEX

Exhibit 7.03	Withdrawal Letter from Mr. Lai and RIIG to the Company’s board of directors, dated as of July 18, 2014.